November 29, 2018

Manavendra S. Sial
Chief Financial Officer
SunPower Corporation
77 Rio Robles
San Jose, California 95134

       Re: SunPower Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 15, 2018
           File No. 001-34166

Dear Mr. Sial:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery